EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the Series D Cumulative Preferred Stock of Wheeler Real Estate Investment Trust, Inc. dated as of November 7, 2024, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended.

Date: November 7, 2024

Signature: /s/ Andrew Hahn
Name: Andrew Hahn

Signature: /s/ Russell Douglas
Name: Russell Douglas

Ursa Fund Partners LP

By: /s/ Andrew Hahn
Name: Andrew Hahn
                Managing Member of Ursa Fund Management LLC,
Title: General Partner of Ursa Fund Partners LP

Investment Opportunities 14 Segregated Portfolio

By: /s/ Andrew Hahn
Name: Andrew Hahn
                Managing Member of Ursa Fund Management LLC,
                Investment Manager of Investment Opportunities 14
Title: Segregated Portfolio

Ursa Fund Management LLC

By: /s/ Andrew Hahn
Name: Andrew Hahn
Title: Managing Member